Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com
January 29, 2021
VIA EDGAR
Kimberly A. Browning, Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: CIM Real Assets & Credit Fund
    Post-Effective Amendment No. 1. to Registration Statement on Form N-2
    (File Nos. 333-229782 and 811-23425)
Dear Ms. Browning:
On behalf of CIM Real Assets & Credit Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Fund on January 6, 2021 regarding Post-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-229782 and 811-23425) filed on December 1, 2020 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

1.The Prospectus cover includes the following disclosure: “Class A Shares are offered on a continuous basis at current NAV per Class A Share, plus a sales load of up to 5.75% per Class A Share. Class L Shares are offered on a continuous basis at current NAV per Class L Share, plus a sales load of up to 4.25% per Class L Share.” Please revise this disclosure to remove the words “up to” before each sales load percentage, or explain supplementally why the current disclosure is accurate.

Response: The Fund advises the Staff that it believes including the words "up to" before each sales load percentage is accurate, as it reflects that the applicable sales load for each class is subject to breakpoints and other waivers that are described in detail under "Plan of Distribution" in the Prospectus. The Fund also advises the Staff that this disclosure is consistent with how other interval funds disclose sales load percentages. For example, please see the following recent interval fund registration statement filings:

•FS Credit Income Fund, October 9, 2020 (File Nos. 333-215074, 811-23221)
•Cliffwater Corporate Lending Fund, December 14, 2020 (File Nos. 333-224044, 811-23333)
•Broadstone Real Estate Access Fund, November 30, 2020 (File Nos. 333-226108, 811-23360)
•Cion Ares Diversified Credit Fund, October 15, 2020 (File Nos. 333-212323, 811-23165)

2.Will co-investment with affiliates in reliance upon the exemptive order granted by the SEC be a principal investment strategy for the Fund? If so, please include a more fulsome discussion of co-investment and attendant risk disclosure where appropriate in the Prospectus.

Response: The Fund advises the Staff that co-investment in reliance upon the exemptive order granted by the SEC will be a principal investment strategy for the Fund. The Fund has revised the Prospectus in accordance with the Staff's comment.
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3.The Prospectus includes disclosure throughout stating that CIM Group has aggregate “assets owned and operated” of approximately $28.4 billion as of June 30, 2020. Please revise the disclosure to clarify that CIM Group is not the investment adviser to the Fund and to explain the relationship between CIM Group and the Fund’s investment adviser. Please also revise Footnote 1 on page (iv) of the Prospectus cover, which defines “assets owned and operated,” to be in plain English, and explain supplementally to the Staff why the term “assets owned and operated” was disclosed as “assets under management” in the Fund’s previous filings.

Response: The Fund has revised the Prospectus throughout to clarify the relationship between CIM Group and the Fund's investment adviser. The Fund has also revised Footnote 1 on page (iv) of the Prospectus cover, and where the footnote appears elsewhere in the Prospectus, to be in plain English. The Fund advises the Staff that the term "assets under management" was revised to read "assets owned and operated" because CIM Group, and certain of the funds it manages, own and operate real estate properties in addition to managing securities.

4.The fourth paragraph on page 3 of the Prospectus contains the following disclosure: “It is expected that the portion of the Fund’s assets that are managed by the CIM Sub-Adviser will be between 30% and 70% of the Fund’s total assets, and that the portion of the Fund’s assets that are managed by the OFS Sub-Adviser will be between 30% and 70% of the Fund’s total assets.” Please revise this disclosure, and any similar future tense disclosure throughout the Prospectus, to be in present tense since the Fund is now operational.

Response: The Fund advises the Staff that given the Fund’s smaller size, a substantial majority of the Fund’s Real Assets investments are currently in CMBS, which are managed by the OFS Sub-Adviser and not the CIM Sub-Adviser. As a result, the Fund has not yet achieved the target percentage allocation ranges between its two sub-advisers. The Fund expects that as it grows in size, the CIM Sub-Adviser will source and manage additional Real Assets investments and that the Fund will achieve the target percentage allocation ranges in the above-mentioned disclosure. The Fund has added clarifying disclosure to the Prospectus to this effect.

5.Please explain supplementally why the “Other Expenses” number in Footnote 8 to the Summary of Fund Expenses Table is estimated based on anticipated expenses for the Fund’s next twelve months of operations.

Response: The Fund advises the Staff that Instruction 6 to Item 3 of Form N-2 requires that "Other Expenses" should be based on estimated amounts for the current fiscal year, and the Fund has revised the language accordingly to directly track this requirement.

6.In Footnote 9 to the Summary of Fund Expenses Table, please add “(in each case, after the reimbursement is taken into account)” at the end of (2) in the final sentence.

Response: The Fund has revised Footnote 9 to the Summary of Fund Expenses Table in accordance with the Staff's comment.

7.Please confirm whether the Fund has engaged in any swap transactions. If the Fund has engaged in swap transactions, please revise the “Swap Agreements” disclosure beginning on page 26 of the Prospectus accordingly, and please confirm that costs of such swap transactions are included in the “Other Expenses” number in Footnote 8 to the Summary of Fund Expenses table.

Response: The Fund advises the Staff that it has not yet engaged in any swap transactions, but will very likely do so in its current fiscal year ending September 30, 2021. Accordingly, the Fund confirms to the Staff that the estimated costs of swap transactions are included in the "Other Expenses" number in Footnote 8 to the Summary of Fund Expenses table and has revised the text of Footnote 8 accordingly.

8.Please reconcile the disclosure on page 24 of the Prospectus stating that the Fund will make a CFTC exemption filing with the disclosure on page SAI-4 of the Registration Statement stating that the Fund has made a CFTC exemption filing. Please also revise the disclosure to clarify that the Fund intends to conduct its operations to avoid regulation as a commodity pool and that the Adviser intends to conduct its operations to avoid regulation as a commodity pool operator.

Response: The Fund has revised the disclosure relating to the CFTC exemption filing throughout the Prospectus in accordance with the Staff's comment.

9.On page 32 of the Prospectus, please consider adding a “Co-Investment” subheading under the heading “Disposal or Sale of Loans—OFS Sub-Adviser.”

Response: The Fund has revised page 32 of the Prospectus in accordance with the Staff's comment.

10.On pages 75 and 76 of the Prospectus, please add hyperlinks to the references to the Fund’s N-CSR filing.

Response: The Fund has revised pages 75 and 76 of the Prospectus in accordance with the Staff's comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472 or Cynthia M. Krus at (202) 383-0218.

Sincerely,
/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc: Michael Shaffer, Branch Chief
Michael Spratt, Assistant Director
Steve Altebrando, CIM Group
Tod K. Reichert, OFS Capital Management, LLC
Cynthia M. Krus, Eversheds Sutherland (US) LLP